

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 16, 2016

Via Email
William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St., 3rd Floor
Midland, TX 79702

      Re: Ring Energy, Inc
           Form 10-Q for Fiscal Quarter Ended
           September 30, 2015
           Filed November 9, 2015
           File No. 1-36057

Dear Mr. Broaddrick:

We have completed our review of your filing[s]. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Brad Skinner

           Brad Skinner
           Senior Assistant Chief Accountant
           Office of Natural Resources